EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-158354, 333-174746, 333-172782, and 333-196486, Forms S-8 No. 333-144636, 333-153176, 333-183166, 333-202689, 333-208193, 333-208387 and 333-218125) of Insulet Corporation and in the related Prospectus of our report dated February 29, 2016 (except for the effects of discontinued operations as discussed in Note 19 as to which the date is September 6, 2016 and the effects of the adoption of ASU 2016-19 and ASU 2016-18 as discussed in Notes 2 and 7, as to which the date is February 21, 2018), with respect to the consolidated financial statements and schedule of Insulet Corporation, included in this Annual Report on Form 10-K for the year ended December 31, 2017.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 21, 2018